February 12, 2009

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cullen Funds Trust (the “Trust”)
File Nos.: 333-33302 and 811-09871

Dear Sir or Madam:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the Trust, on behalf of its series, the Cullen High Dividend Equity Fund and the Cullen International High Dividend Fund (the “Funds”), hereby requests that effectiveness under the 1933 Act of Post-Effective Amendment No. 22 to its registration statement on Form N-1A be accelerated to March 16, 2009.  The undersigned is aware of its obligations under the 1933 Act.  It is the Trust’s desire to accelerate the effectiveness based on current demand for the Funds in the retirement plan market.

If you have any additional questions or require further information, please contact Daphne C. Roy of U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

Cullen Funds Trust

/s/ James P. Cullen

Name: James P. Cullen
Title:  President

Enclosures

cc:           Andrew Shaw, Sidley Austin LLP